SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For June 20, 2002

Andina Bottling Company, Inc.
(Translation of registrant's name into English)

Avenida Andrés Bello 2687
Piso 20, Las Condes
Santiago
Chile
(Address of principal executive offices)

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X_

BOTELLADORA ANDINA S.A. (THE "COMPANY")
REPORT ON FORM 6-K

Attached is a free translation of the following documents recently filed by the Company with the Chilean Superintendency of Securities and Insurance:

(i) Notice of a material event pertaining to the leave of absence of the Company's General Manager (from June 17, 2002 until June 25, 2002) and the designation of the substitute for such period;

(ii) Notice of a material event pertaining to the change in administration if the Company's Shareholders Registry as of May 29, 2002;

(iii) Notice of a resolution at a regular Shareholders Meeting held on April 16, 2002 providing for the distribution of the final dividend for 2001 fiscal year and approving appointment of the Chairman and the Vice-Chairman of the company's Board of Directors;

(iv) Press release issued on April 2, 2002 announcing preliminary sales volume figures for the first quarter of 2002;

(v) Notice of a material event pertaining to the Andina subsidiary in Uruguay's acceptance of the sale offer by an investor in 10-year bonds issued by Andina on March 26, 2002, to expire in 2007; and

(vi) Press release issued on March 22, 2002 regarding first quarter results for the Company's Argentine operations.

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

As Mr. Renato Ramirez Fernandez, General Manager, will be absent from the Company from June 17 to 25, 2002 (both dates included), the Board has resolved to appoint Mr. Herman Vasquez Rovira, currently the Administration and Finance Manager, to the position of Deputy General Manager.

Santiago, June 17, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

Embotelladora Andina S.A. has signed an agreement with SONDA BPO in order for this latter to administrate the Company's Shareholders Registry.

We are enclosing a copy of the letter sent to our shareholders on this same date in relation to the change in administration of the Shares Department of Embotelladora Andina S.A. We will send you in due course the notice that will be published in *El Mercurio* with this same information.

Very sincerely yours,

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

Santiago, May 29, 2002

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was resolved at a Regular General Shareholders Meeting of Embotelladora Andina S.A., held April 16, 2002 (hereinafter the "Meeting"):

1. The distribution of the following amounts as final dividend No. 130, on account of the fiscal year ending December 31, 2001:

    a) $4.80 (four pesos and eighty centavos) per Series A share; and

    b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

    This dividend will be available to shareholders beginning April 30, 2002. Regarding payment of this dividend, the Shareholders Registry will close April 24, 2002.

2. The distribution of an additional dividend on account of retained earnings:

    a) $53 (fifty-three pesos) per Series A share; and

    b) $58.30 (fifty-eight pesos and thirty centavos) per Series B share.

    According to the motions and approvals of the Meeting, this dividend will be paid in two installments instead of one. The first installment of this dividend will amount to $40.00 per Series A share and $44.00 per Series B share, and it will be paid starting July 17, 2002. The Shareholders Registry will close July 11, 2002 regarding payment of this installment. The second installment will amount to $13.00 per Series A share and $14.30 per Series B share and will be paid starting December 19, 2002. The Shareholders Registry will close December 13, 2002 regarding payment of this installment.

3. Mr. Jose Said Saffie was appointed Chairman and Mr. Jose Antonio Garces Silva, Sr., Vice-Chairman of the Company's Board of Directors at the special board meeting held right after the aforesaid Shareholders Meeting.

Jaime Garcia Rioseco
Executive Vice-President
Embotelladora Andina S.A.

Embotelladora Andina S.A.

FOR IMMEDIATE RELEASE

CONTACTS IN SANTIAGO, CHILE
Andrés Olivos, Chief Financial Officer
Sofía Chellew, Head of Investor Relations
Embotelladora Andina S.A. (56-2) 338-0520
E-Mail: inv.rel@koandina.com

ANDINA ANNOUNCES PRELIMINARY SALES VOLUME FIGURES FOR THE FIRST QUARTER OF 2002

(Santiago, Chile, April 2, 2002) -- **Embotelladora Andina S.A.** ("Andina" or "the Company") (NYSE: AKO/A; AKO/B) announced today its preliminary total soft drink sales volumes growth expectations for the first quarter ended March 31, 2002, when compared to the same period of 2001, of approximately 2% in the Company's Chilean territory, while in the Brazilian and Argentine territories they are expected to decline by approximately 8% and by 20-21%, respectively.

These figures are approximations, the actual numbers will be released in the consolidated first quarter results during May 2002.

Andina, based in Santiago, Chile, is one of the largest bottlers of Coca-Cola products in the region. It has produced and distributed soft drinks and juices in Chile for over 50 years, and expanded its presence to Brazil in 1994 and to Argentina in 1995 and 1996.

This release may contain forward-looking statements reflecting management's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: economic and political conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with the relevant regulatory institutions.

MATERIAL EVENT

CORPORATE NAME	:	**EMBOTELLADORA ANDINA S.A.**
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraphs 2 and 3 of Article 10 of Law 18,045, and the provisions in Section II.B.4 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The Andina subsidiary in Uruguay, ***The Sterling Pacific Corp*** ("Sterling") accepted the sale offer by an investor in 10-year bonds issued by Andina, to expire in 2007. The bonds were acquired in one single transaction signed today, and have a face value of US$4,550,000 (four million five hundred and fifty thousand U.S. dollars). They were offered for sale without any discount so the price paid totaled US$4,500,000 (four million five hundred and fifty thousand U.S. dollars).

Santiago, March 26, 2002

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

Embotelladora Andina S.A.

FOR IMMEDIATE RELEASE

CONTACTS IN SANTIAGO, CHILE
Andrés Olivos, Chief Financial Officer
Sofía Chellew, Head of Investor Relations
Embotelladora Andina S.A. (56-2) 338-0520
E-Mail: inv.rel@koandina.com

ANDINA RELEASES STATEMENT REGARDING FIRST QUARTER RESULTS FOR ARGENTINE OPERATIONS

(Santiago, Chile, March 22, 2002) -- **Embotelladora Andina S.A.** ("Andina" or "the Company") (NYSE: AKO/A; AKO/B) announced today that, in accordance with requirements made by local regulators (*Superintendencia de Valores y Seguros*) to inform possible impacts of the economic and financial situation in Argentina, volumes for the Company's Argentine operation are estimated to decrease in the range of 20% to 25% during the first quarter of 2002 with respect to the previous year. Consequently, operating results are expected to reach approximately break-even levels for the Argentine beverage operations (Chile GAAP) during the first quarter of 2002.

As is customary, a volume update for all of the Company's operations will be distributed during the first week of April 2002.

Andina, based in Santiago, Chile, is one of the largest bottlers of Coca-Cola products in the region. It has produced and distributed soft drinks and juices in Chile for over 50 years, and expanded its presence to Brazil in 1994 and to Argentina in 1995 and 1996.

EMBOTELLADORA ANDINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ J. Andrés Olivos Bambach
J. Andrés Olivos Bambach
Chief Financial Officer

Dated: June 20, 2002